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WASHINGTON, D.C.

April 29, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 29, 2004 announcing Wanadoo's results for the 1st quarter of 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Robert Ellison

cc: Olivier Fauqueux
Wanadoo

wanadoo

Paris, 29th April 2004

Wanadoo Q1 2004 revenues increased 15% year on year on a comparable basis (1) and 12% on a historical basis, in line with objectives

- **Strong growth in number of broadband customers**
- **Sustained revenue growth for online directories**

- **Revenues from Internet Access, Portals and e-Merchant segment increased 17% on a comparable basis (1) :**
  - Accelerated growth of broadband customer base with 416,000 new subscribers in first quarter 2004
  - 42% increase in revenues from Portals on a comparable basis (1)

- **Revenues from Directories segment increase 12% on a comparable basis (1) (8% using a comparable publication schedule (2) :**
  - Online directories and website creation drive revenue growth of 24% on a comparable basis (1)
  - Doubled-digit revenue growth for QDQ Media in Spain

Wanadoo had consolidated revenues of 636 million euros for the first quarter 2004, an increase of 15% on a comparable basis (1) over the first quarter 2003 (12% on a historical basis). Both Wanadoo business segments contributed to revenue growth. First quarter revenues from the Internet Access, Portals and e-Merchant segment increased 17% on a comparable basis (1) to 455 million euros. Revenues from the Directories segment increased 12% on a comparable basis (1) to 184 million euros.

The Directories segment benefited in the first quarter of 2004 from the favorable impact of the early publication of the directory for the Indre et Loire region (released in March in 2004 vs April in 2003). Revenues from this directory were booked for the first quarter 2004, compared to the second quarter in 2003. After adjusting for this change in publication schedule (2), revenue growth for the Directories segment on a comparable basis (1) was 8% for first quarter 2004 and Wanadoo's consolidated revenue growth was 14%. This figure is in line with the 10-15% revenue growth target Wanadoo announced for full-year 2004.

Commenting on these results, Olivier Sichel, Chairman and CEO of Wanadoo, said:
"Wanadoo's consolidated revenue growth of 15% on a comparable basis for the first quarter of 2004 is in the high end of our target range of 10 to 15% annual growth. Thanks to our policy of proactive innovation, Wanadoo recruited 416,000 new broadband customers in the first quarter 2004, giving us a total of 2.9 million broadband customers across Europe at the end of March 2004. This performance is fully in line with our objective of growing our broadband subscriber portfolio by a million customers in 2004. Dynamic growth is expected to continue in the coming months in France and in all our European markets, energized by a host of fresh initiatives, including unbundling of the local loop in Spain and the adoption of the Wanadoo brand in the U.K."

Wanadoo had 2.868 million broadband subscribers in Europe at March 31, 2004, representing 31% of its customer base (up from 27% at end December 2003).
At March 31, 2004, Wanadoo had 9.348 million Internet customers in Europe, including 2.868 million broadband customers (ADSL and cable). The increase in the number of broadband customers accelerated during the first quarter of 2004, when Wanadoo added 416,000 new customers, compared to 382,000 in the fourth quarter 2003.

Press Release

Most of this strong growth in the broadband customer base came from ADSL, with 396,000 new customers added during the first quarter 2004, compared to 368,000 in fourth quarter 2003. The ADSL customer base increased from 2.204 million at December 31, 2003, to 2.6 million at March 31, 2004.

All Wanadoo markets fed the growth in the customer base during the first quarter of 2004:
- In France, Wanadoo had 2.123 million broadband customers at March 31, 2004, including 307,000 new customers added during the first quarter;
- In The Netherlands, Wanadoo had 350,000 broadband customers at March 31, 2004, including 61,000 new customers added during the first quarter;
- In Spain, Wanadoo had 204,000 broadband customers at March 31, 2004, including 14,000 new customers added during the first quarter;
- In the United Kingdom, Wanadoo had 192,000 broadband customers at March 31, 2004, including 34,000 new customers added during the first quarter.

Broadband subscribers represented 30.7% of the Wanadoo subscriber base at March 31, 2004, up from 26.8% at December 31, 2003.

Consolidated Revenues for First Quarter 2004 and 2003, Reported and on a Comparable Basis(1)

(in millions of euros)	**1st Quarter 2004**	**1st Quarter 2003 historical**	**Change 2004 / 2003 historical (*)**	**1st Quarter 2003 on a comparable basis(1)**	**Change 2004 / 2003 on a comparable basis(1)(*)**
Internet Access, Portals and e-Merchant	**455**	**393**	**16%**	**389**	**17%**
of which international	***162***	***145***	***12%***	***140***	***15%***
Internet Access	403	355	14%	351	15%
Portals	38	27	40%	27	42%
e-Merchant	14	11	23%	11	23%
Directories	**184**	**175**	**5%**	**164**	**12%**
France	174	167	4%	156	12%
International	10	8	17%	8	17%
Other	-2	-2	n.m.	-1	n.m.
Total Wanadoo revenues	**636**	**567**	**12%**	**552**	**15%**
of which international	***171***	***152***	***12%***	***149***	***15%***

(*) Calculated from non-rounded figures

Wanadoo Key Indicators

Division	**Indicator**	**End March 2003**	**End March 2004**	**Change**
Internet Access	Active customers (thousands) (*)	8,777	**9,348**	7%
Portals(3)	Unique visitors (millions per month)	17.2	**22.1**	29%
e-Merchant	Cumulated orders on alapage.com (thousands – first quarter)	245	**322**	31%
Directories	Internet advertisers (thousands)	252	**289**	15%

(*) not including Morocco

Internet Access, Portals and e-Merchant segment: revenues up 17% in the first quarter 2004 on a comparable basis(1)

The segment comprising Internet Access, Portals and e-Merchant had first quarter revenues of 455 million euros, an increase of 17% on a comparable basis(1) over first quarter 2003. Revenues for this segment were up 18% in France and 15% in other countries year on year.

Revenue growth in the Internet Access segment was due primarily to dynamic broadband markets:

- **Sustained increase in Wanadoo broadband services in France.** Wanadoo had 2.123 million broadband customers at March 31, 2004, compared to 1.816 million at end December 2003, an increase of 307,000 customers. Wanadoo had 2.042 million ADSL customers in France at end March 2004, up from 1.738 million at end December 2003. Broadband subscribers represented 45.5% of the customer base at end March 2004, up from 40.2% at end December 2003.
- **Continued dynamic broadband growth in the United Kingdom.** Wanadoo had 192,000 broadband customers in the United Kingdom at end March 2004, compared to 158,000 at end December 2003, an increase of 34,000 customers during the quarter. Broadband customers represented 7.4% of the total subscriber base at end March 2004, up from 6.1% at end December 2003.
- **More Spanish customers choose broadband.** Wanadoo had 204,000 broadband customers in Spain at end March 2004, up from 190,000 at end December 2003. Broadband customers represented 13.6% of the total subscriber base at end March 2004, compared to 12.7% at end December 2003.
- **Accelerated growth in ADSL customers in The Netherlands.** Wanadoo had 350,000 broadband customers at end March 2004, up from 289,000 at end December 2003, representing 61,000 customers gained during the first quarter 2004. Broadband customers represented 59.3% of the total subscriber base at end March 2004, compared to 53.1% at end December 2003.

Revenues from portals totaled 38 million euros for first quarter 2004, including 21 million euros from online advertising, an increase of 42% compared to the first quarter 2003.

Wanadoo e-Merchant had revenues of 14 million euros in the first quarter 2004, an increase of 23% over first quarter 2003. Alapage booked 322,000 orders during the first quarter of 2004, up 31% over first quarter 2003.

Directories segment revenues for the first quarter 2004 increased 8% on a comparable basis(1) using a comparable publication schedule (2)

The Directories segment had revenues of 184 million euros in the first quarter 2004, up 12% year on year on a comparable basis(1). After adjustment of the directory publication schedule (2), the increase in revenues for the Directories segment in the first quarter of 2004 was 8% on a comparable basis(1) compared to first quarter 2003.

In France, Directories segment revenues were 174 million euros in the first quarter 2004, an increase on a comparable basis(1) of 12% from the first quarter 2003. After adjustment of the directory publication schedule (2), the increase in revenues from the Directories segment in the first quarter of 2004 was 7% on a comparable basis(1) compared to first quarter 2003.

In Spain, QDQ directories (QDQ, La Guia Util and QDQ Media's qdq.com) returned to growth, posting an 18% increase in revenues on a comparable basis(1) for the first quarter 2004 compared to the year-earlier period. QDQ Media benefited from the initial effects of its reorganization in 2003, leading to healthier revenue flows under a new management team.

Revenues from print directories increased 9% in the first quarter 2004 on a comparable basis (1) compared to first quarter 2003. After adjustment of the directory publication schedule (2), print directories posted revenue growth of 3% in France, reflecting innovations introduced in recent months, enhanced commercial efficiency and greater recognition of the PagesJaunes directory.

Online directories (Minitel and Internet advertising) and website creation generated revenues of 64 million euros in the first quarter 2004, an increase of 24% on a comparable basis(1) compared to the first quarter 2003. Online directories represent 35% of total revenues from the Directories segment and continue to drive growth for the entire Directories business.

Revenues from the pagesjaunes.fr Internet directory increased 56% on a comparable basis in first quarter 2004 compared to first quarter 2003. The continued increase in audience on the pagesjaunes.fr site anchors the site's position among the top 10 most frequently visited websites in France (source: Nielson Home & Work – February 2004). The number of online advertisers in France and Spain continued to increase, reaching 289,000 at March 31, 2004.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at March 31, 2004, more than 9.3 million Internet Access customers and, at December 31, 2003, more than 641,000 advertisers in Directories. Wanadoo is the leading Internet media services provider in France and the U.K., and the n°2 in Spain and in The Netherlands. Wanadoo had more than 2.9 million ADSL and cable subscribers at March 31, 2004. It recorded 2.6 billion euros in revenues in 2003 and has approximately 6,700 employees.

Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: **www.wanadoocorporate.com.**

Notes

(1) Revenues on a comparable basis are presented with constant exchange rates and scope of consolidation. Revenues for Wanadoo Belgique and Wanadoo Edition, which were divested in 2003, have been adjusted in the first quarter 2003 figures. Revenues on a comparable basis also reflect the change in the accounting method for reporting revenues from Minitel and Internet directories adopted in the fourth quarter 2003 for full year 2003. This change consists in spreading revenues generated by Minitel and Internet directories over the duration of the period the advertisements are run. This change reflects Wanadoo's commitment to applying what is emerging as an international best practice that may become the required reporting standard for all directory companies in Europe.

(2) Revenues for first quarter 2004 have been adjusted by 6.8 million euros, corresponding to revenues from the Indre et Loire region directory, which was published in April for FY 2003 and in March for FY 2004.

(3) Cumulative audience for all Wanadoo properties. Source: Nielsen Home panel

Press Contacts:
Tel: +33 (1) 44 44 93 93
Nilou du Castel
Caroline Ponsi / Sébastien Goalès
nilou.ducastel@francetelecom.com
caroline.ponsi@francetelecom.com
sebastien.goales@francetelecom.com

Investor Relations:
Tel: +33 (1) 58 88 75 68
Vincent Gouley
vincent.gouley@wanadoo.com